On December 8, 2004, the Board of Trustees of the Victory Portfolios approved the merger of the Real Estate Fund with the Kensington
Real Estate Securities Fund in a tax-free reorganization. Specifically, the Board approved a proposal to transfer all of the Fund's assets and liabilities to Kensington Real
Estate Securities Fund, in exchange for shares of Kensington Real Estate Securities Fund.
Having obtained shareholder approval, the merger occurred on March 24, 2005.
Under the terms of the proposal, shareholders received shares of Kensington Real Estate
Securities Fund, as outlined below, the total value of which equal to the total value of their shares of the Fund on the date of the merger, after which the Fund ceased operations.

Real Estate Fund
Kensington Real Estate Securities Fund
Class A Shares (VREIX)
Class A Shares (KREAX)
Class C Shares (VRECX)
Class C Shares (KRECX)
Class R Shares (VRIGX)
Class A Shares* (KREAX)

*Class R Shares are not available in
Kensington Real Estate Securities Fund. Class
R Shareholders of the Fund would receive
Class A Shares of Kensington Real Estate
Securities Fund.
No sales charges were imposed on the transfer.
The Trust expects to obtain an opinion of
counsel that the transaction would not result in
a gain or loss to Fund shareholders for federal
income tax purposes.
..